Proxy Statement/Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
(to Proxy Statement/Prospectus dated March 21, 2017)	Registration No. 333-216824

Janus Capital Group Inc.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

FOR THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON APRIL 25, 2017

This is a supplement to the proxy statement of Janus Capital Group Inc. (“Janus”) and the prospectus of Henderson Group plc (“Henderson”) (the “Proxy Statement/Prospectus”) filed with the Securities and Exchange Commission on March 21, 2017 and mailed to you in connection with the solicitation of proxies for use at the special meeting of Janus to be held on April 25, 2017 (the “Special Meeting”) to, among other things, vote on the proposal to approve and adopt the Agreement and Plan of Merger dated as of October 3, 2016 (the “Merger Agreement”) among Janus, Henderson and Horizon Orbit Corp., a wholly owned subsidiary of Henderson (the “Merger Sub”), pursuant to which Janus would merger into and with the Merger Sub, with Janus surviving the merger. This supplement to the Proxy Statement/Prospectus includes certain information contained in Henderson’s First Quarter 2017 Trading Statement.

The board of directors previously established March 15, 2017 as the record date for the determination of stockholders entitled to vote at the Special Meeting. If you have not already submitted a proxy for use at the Special Meeting, you are urged to do so promptly. No action in connection with this supplement to the Proxy Statement/Prospectus is required by any shareholder who has previously delivered a proxy and who does not wish to revoke or change that proxy.

The board of directors of Janus unanimously recommends that the stockholders of Janus vote “FOR” the adoption of the Merger Agreement and “FOR” the other proposals being considered at the Special Meeting.

This supplement and the Proxy Statement/Prospectus relate to the issuance of up to an estimated 86,970,130 ordinary shares of Janus Henderson Group plc to Janus stockholders (based on Janus shares of common stock outstanding as of March 15, 2017) at the effective time. On April 18, 2017, the last reported sale price of Henderson ordinary shares on the LSE was 226.90 pence.

You are encouraged to read the entire Proxy Statement/Prospectus and this supplement carefully, including the section entitled “Risk Factors” beginning on page 50 of the Proxy Statement/Prospectus. The Proxy Statement/Prospectus is supplemented by, and should be read in conjunction with, the information set forth in this supplement to the Proxy Statement/Prospectus, which information shall be considered part of the Proxy Statement/Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this supplement or the Proxy Statement/Prospectus or determined that this supplement or the Proxy Statement/Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Except as supplemented below, the information set forth in the Proxy Statement/Prospectus remains unchanged.

This supplement to the Proxy Statement/Prospectus is dated April 19, 2017.

First Quarter 2017 Trading Statement

First Quarter 2017 Extraordinary Dividend

19 April 2017

Henderson Group plc (“Henderson”) publishes its first quarter 2017 trading statement today. The comments below refer to the period 1 January 2017 to 31 March 2017 (“the period”) unless otherwise stated.

Key points

•                  Assets under management (“AUM”) at 31 March 2017 increased to £103.1bn
(31 December 2016: £101.0bn), driven by positive investment performance and FX gains

•                  Net outflow of £1.4bn from Retail and £0.4bn from Institutional

•                  Long-term investment performance remained strong, with 73% of funds outperforming over three years(1)

•                  First quarter 2017 extraordinary dividend of 1.85p per share.

AUM and flows

Total AUM increased in the period to £103.1bn at 31 March 2017 (31 December 2016: £101.0bn), driven by positive investment performance and FX gains.

	Opening AUM	Net flows	Market / FX	Closing AUM
Channel (£m)	31 Dec 16	1Q17		31 Mar 17
Retail	59,353	(1,377)	2,457	60,433
Institutional	41,598	(411)	1,501	42,688
TOTAL	100,951	(1,788)	3,958	103,121

Retail net outflows were £1.4bn for the quarter, with 85% of the outflow occurring in the first two months. Against an improving economic and European political backdrop, Retail client sentiment is showing encouraging signs of improvement with outflows tapering significantly through March. This positive trend continued into April.

UK Retail saw a net outflow of £0.2bn in the first quarter, with continued client demand for Henderson UK Absolute Return and growing interest in Emerging Markets offset by modest outflows from the Property fund.

In the US Mutual fund range, continued demand for income led to net inflows to Global Equity Income. This was counterbalanced by outflows from International Opportunities and European Focus reflecting a continuation of the trend observed in the latter half of 2016, with clients reducing exposure to non-US assets. Net outflows were £0.2bn, an improvement on previous periods.

SICAVs in Continental Europe and Latin America saw an outflow of £1.0bn as clients continued to reduce their exposure to European assets. However, outflows slowed towards the end of the quarter as concerns over the political landscape in Europe subsided.

The Australian Retail business made a modestly positive contribution to net flows in the first quarter — its sixth consecutive quarter of positive net flows.

Institutional net outflows were £0.4bn. Mandate wins which funded in the first quarter were offset by one-off redemptions following the merger-related restructure of Henderson’s Global Equities offering. Further new mandates, which funded in early April, reversed this position. After these, there remains a healthy pipeline of unfunded mandate wins.

Henderson’s Institutional business continues to diversify both in terms of asset class and geography. Support from Institutional clients remains encouraging, as the investments made in improving Henderson’s Institutional offering continue to bear fruit.

Investment performance(1)

Long-term investment performance remained strong, with 73% of funds outperforming the relevant benchmark over three years (December 2016: 77%). Over one year, 54% of funds outperformed (December 2016: 50%).

Extraordinary first quarter 2017 dividend

Following Janus Capital Group Inc.’s (“Janus”) intention announced in January to pay a first quarter 2017 dividend to Janus shareholders prior to closing of the recommended merger with Henderson, the Board of Directors of Henderson (“the Board”) confirmed its intention to pay Henderson shareholders an extraordinary dividend, with a view to ensuring equality of treatment of each set of shareholders.

On 18 April 2017, the Board declared an extraordinary first quarter dividend of 1.85p per share.

The extraordinary dividend will be paid on 19 May 2017 to shareholders on the Henderson register on 5 May 2017.

(1)              Representing 99% of assets under management as at 31 March 2017. Percentage of funds, on an asset-weighted basis, that are outperforming relative to benchmark, percentile ranking or absolute where appropriate. Returns quoted net of fees for Retail and gross of fees for Institutional, mirroring client reporting.